UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BROOKFIELD BUSINESS PARTNERS L.P.

(Exact name of registrant as specified in its charter)

Bermuda	001-37775	Not Applicable
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation or organization)	File Number)	Identification No.)

73 Front Street Hamilton, HM 12 Bermuda

(Address of principal executive offices)

Jane Sheere

Brookfield Business Partners L.P.

73 Front Street

Hamilton, HM 12

Bermuda

Tel: +441-294-3309

(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1  Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Brookfield Business Partners L.P. (the "Company") has filed as an exhibit to this Specialized Disclosure Form a Conflict Minerals Report in accordance with the requirements of Rule 13p-1 of the Securities Exchange Act of 1934. The Conflict Minerals Report is also available on the Company’s Internet site at https://bbu.brookfield.com.

Item 1.02 Exhibit

See item 2.01 of this Form.

Section 2  Exhibits

Item 2.01 Exhibit 1.01 - Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BROOKFIELD BUSINESS PARTNERS L.P.

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Date: May 27, 2021